UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _2_)

Carreker Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

144433109
(CUSIP Number)

Bryant R. Riley 11100 Santa Monica Blvd., Suite 800 Los Angeles, California 90025 (310) 966-1444
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2006
(Date of Event that Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) SACC Partners LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,282,039
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,282,039
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,282,039
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 8.98[1]%
(14)	Type of Reporting Person (See Instructions) PN

____________

Based on 25,425,703 shares of Common Stock outstanding at May 31, 2006, as reported in Carreker’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2006 filed with the Securities and Exchange Commission on May 8, 2006.

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(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Riley Investment Management LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,282,039[2]
	(8)	Shared Voting Power 200,000[3]
	(9)	Sole Dispositive Power 2,482,039[3]
	(10)	Shared Dispositive Power 200,000[3]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,482,039[3]
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 9.76[4]%
(14)	Type of Reporting Person (See Instructions) IA

____________

Because Riley Investment Management LLC has sole investment and voting power over 2,282,039 shares of Common Stock owned of record by SACC Partners LP, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

Riley Investment Management has shared voting and dispositive power over 200,000 shares of Common Stock owned of record by an investment advisory client of Riley Investment Management LLC, and therefore may be deemed to have beneficial ownership of such shares.

Based on 25,425,703 shares of Common Stock, outstanding at May 31, 2006, as reported in Carreker’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2006 filed with the Securities and Exchange Commission on May 8, 2006.

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(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Bryant R. Riley
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,282,039[5]
	(8)	Shared Voting Power 200,000[6]
	(9)	Sole Dispositive Power 2,482,039[7]
	(10)	Shared Dispositive Power 200,000[8]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,482,039
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 9.76[9]%
(14)	Type of Reporting Person (See Instructions) IN

____________

Includes 2,282,039 shares owned by SACC Partners LP.  Because Riley Investment Management LLC has sole voting and investment power over SACC Partners LP’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of SACC Partners LP, Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 2,289,039 shares owned of record by SACC Partners LP.

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Riley Investment Management LLC has shared voting and dispositive power over 200,000 shares of Common Stock owned by an investment advisory client of Riley Investment Management, LLC.  Because Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions, Mr. Riley may be deemed to hold a beneficial interest in these shares.

Includes 2,282,039 shares owned by SACC Partners LP and 200,000 shares owned by an investment advisory client of Riley Investment Management LLC.  Because Riley Investment Management LLC has sole voting and investment power over SACC Partners LP’s security holdings, and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of SACC Partners LP, Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 2,282,039 shares owned of record by SACC Partners LP, which represent approximately 8.98% of Carreker’s outstanding Common Stock. Although Riley Investment Management LLC, and Mr. Riley, in his role as sole manager of Riley Investment Management LLC, maintain shared voting and investment power over the 200,000 shares of Common Stock, Riley Investment Management LLC and Mr. Riley disclaim beneficial ownership of such shares, which represent approximately 0.79% of the outstanding Common Stock.

Riley Investment Management LLC has shared voting and dispositive power over 200,000 shares of Common Stock owned by an investment advisory client of Riley Investment Management, LLC.  Because Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions, Mr. Riley may be deemed to hold a beneficial interest in these shares.

9

Based on 25,425,703 shares of Common Stock outstanding at May 31, 2006, as reported in Carreker’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2006 filed with the Securities and Exchange Commission on May 8, 2006.

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Item 4.

Purpose of Transaction

Item 4 as previously filed is supplemented to add the following information: Bryant R. Riley was elected to the Carreker Board of Directors on June 26, 2006.  In connection with this election to the board,  a Board Representation Agreement was executed.  The Board Representation Agreement is attached as Exhibit A.

The filing persons, in conformity with the Board Representation Agreement, do not intend to nominate candidates for election at Carreker Corporation’s July 13, 2006 shareholder meeting.

Item 7.

Material to Be Filed as Exhibits

Exhibit A

Board Representation Agreement

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.

Dated: June 26, 2006	SACC PARTNERS LP
By: Riley Investment Management LLC its General Partner

/s/ BRYANT RILEY
Bryant R. Riley, President

RILEY INVESTMENT MANAGEMENT LLC

/s/ BRYANT RILEY
Bryant R. Riley, President

/s/ BRYANT RILEY
Bryant R. Riley

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EXHIBIT A

 BOARD REPRESENTATION AGREEMENT

THIS AGREEMENT, dated as of June_26_, 2006 (the "Agreement"), is by and between Carreker Corporation, a Delaware corporation (the "Company"), Riley Investment Management, LLC ("Riley Management"), SACC Partners LP (“SACC”), and Bryant R. Riley (“Riley”), (Riley Management, SACC, and Riley are referred to collectively as the "Riley Parties").  This Agreement shall not apply to B. Riley & Co., Inc. with respect to client accounts, subject to the last sentence of Section 3(d).

WHEREAS, the Riley Parties are, in the aggregate, the beneficial owners of 2,482,039 shares of common stock, par value $0.01 per share, of  the Company (the "Common Stock"), constituting approximately 9.76% of the outstanding Common Stock of the Company (the “Shares”);

WHEREAS, the Riley Parties have filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”) on June 16, 2006 with respect to their ownership of shares of the Company;

WHEREAS, in lieu of separately pursuing other actions to obtain board representation with the Company, the Riley Parties desire that Riley be appointed to the Board of Directors of the Company to fill the vacancy of a resigning director;

WHEREAS, the Governance and Nominating Committee of the Board of Directors (the “Nominating Committee”) has evaluated the candidacy of Riley consistent with the criteria set forth in the Company’s Corporate Governance Guidelines and, subject to the terms and conditions set forth in this Agreement, has recommended to the Board of Directors the appointment of Riley to fill the unexpired term of the resigning director;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1.

REPRESENTATIONS.

a.

Binding Agreement; Authority.  The Company hereby represents and warrants that this Agreement has been duly authorized, executed and delivered by the Company and is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms. Each of the Riley Parties represents and warrants that this Agreement has been duly authorized, executed and delivered by such person and is a valid and binding obligation of such person, enforceable against such person in accordance with its terms.

b.

Share Ownership of Common Stock. Each of the Riley Parties hereby represents and warrants that, as of the date hereof, it and its Affiliates and Associates (as such terms are hereinafter defined) are the "beneficial owners" (as such term is hereinafter defined) of an aggregate of 2,482,039 shares of Common Stock (the "Shares"), and that neither it nor its Affiliates or Associates beneficially owns, or has any rights, options or agreements to acquire or vote, any other shares of Common Stock or any other capital stock or other securities of the Company.

c.

Defined Terms. For purposes of this Agreement, the terms "Affiliate" and "Associate" shall have the respective meanings set forth in Rule 12b-2 promulgated by the Securities

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and Exchange Commission (the "SEC") under Exchange Act.  For purposes of this Agreement, the terms "beneficial owner" and "beneficially own" shall have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act except that a person shall also be deemed to be the beneficial owner of all shares of Common Stock which such person has the right to acquire pursuant to the exercise of any rights in connection with any securities or any agreement, regardless of when such rights may be exercised and whether they are conditional.

2.

DIRECTOR.

a.

Appointment of Director. The Riley Parties and the Company agree that upon the execution and delivery of this Agreement by the parties, the Board of Directors of the Company will immediately appoint Riley (the "Riley Appointee") as a Class III Director of the Board of Directors (with the remaining term of such directorship expiring at the Company's 2007 annual meeting of stockholders). The Riley Appointee hereby agrees to serve as a director upon such appointment and agrees that he shall be bound by the terms and conditions of the Company's Insider Trading Policy, its Code of Ethics and Business Conduct, its Corporate Governance Guidelines and all other policies applicable to the Company’s directors.

b.

Re-nomination of Director.  At the request of SACC, the Riley Appointee shall be considered by the Company’s Nominating Committee for nomination for election as a director of the Company, for the seat then held by him, at the election to be held at the Company’s 2007 Annual Meeting on the same basis as all other serving directors of the Company are considered for nomination.  However, neither the Nominating Committee nor the Company shall be under any obligation to nominate the Riley Appointee for election to the Board of Directors at such time.

c.

Rights and Duties as Director.  The Riley Appointee shall be accorded the same rights and privileges and access to information as the other directors of the Company and shall perform all the duties of a director of the Company and shall commit the requisite time and attention thereto on the same basis as the other directors.

d.

Compensation.  The Riley Appointee shall be compensated for his service as a director and shall be reimbursed for his expenses on the same basis as all other non-employee directors of the Company are compensated and shall be eligible for stock options (or other stock-based compensation) on the same basis as all other directors of the Company. The annual retainer will be prorated for the current year in accordance with the Company’s customary practice.  Notwithstanding anything contained herein, the receipt of stock options (or other stock-based compensation) by the Riley Appointee in his capacity as a director of the Company (or the exercise of any such stock options or vesting of other stock-based compensation) shall not result in the violation of any other terms of this Agreement.

e.

Indemnification and Insurance.  The Riley Appointee shall be entitled to the same rights of indemnification as the other directors except with respect to any action brought by any of the Riley Parties or their Affiliates, Associates or Representatives or by a third party at their behest as to which the Riley Appointee hereby waives and releases such rights of

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indemnification. The Riley Appointee shall be added to the Company’s Directors’ and Officers’ Liability Insurance Policy as an insured party.

f.

Information. The Riley Parties agree to provide the Company with such information concerning the Riley Appointee as is required under the Proxy Rules under the Exchange Act in connection with the preparation and filing of the Company's proxy statements relating to its annual meetings of stockholders or its other reports or registration statements to be filed with the SEC. The Riley Parties hereby represent and warrant that all such information heretofore or hereafter provided shall be accurate and complete in all material respects.

3.

CONFIDENTIALITY.

a.

In his capacity as a director of the Company, the Riley Appointee will obtain and/or have access to information concerning the Company’s business, assets, liabilities, financial condition, results of operations, cash flows, markets and marketing, customers, employees, processes, products, strategies, plans, projections and forecasts and other information about the Company (together with all analyses, compilations, studies, notes, summaries or other documents containing or based on the information obtained from the Company, the “Company Information”) on the same basis as other non-employee directors of the Company.  The Riley Appointee acknowledges and agrees that, to the extent the Riley Appointee continues to serve as a director of the Company, such person owes a fiduciary duty to the Company to refrain from improper disclosure of confidential information.

b.

To the extent consistent with his fiduciary duties as a director of the Company and with the provisions of federal securities laws, the Riley Appointee may disclose Company Information to any other Riley Party, and, to the extent consistent with the provisions of federal securities laws, any such Riley Party who is not a director of the Company may disclose Company Information to any other Riley Party.  To the extent consistent with his fiduciary duties as a director of the Company and with the provisions of federal securities laws, the Riley Appointee and any other Riley Party may also disclose Company Information to any Representative of a Riley Party who has executed and delivered to Riley Management, with a copy to the Company’s General Counsel, an undertaking in the form of Exhibit A hereto. The Riley Parties are specifically prohibited from disclosing Company Information to any other stockholder of the Company who is not a Riley Party, except that such restriction shall not apply (i) to any communication by the Riley Appointee with the stockholders of Company, to the extent that such communication is consistent with the fiduciary duties of the Riley Appointee to the Company and its stockholders under applicable laws, or (ii) any involvement of the Riley Appointee in or with respect to any communication made by the Company to its stockholders generally that is authorized by the officers of the Company or by resolution of the Board of Directors.  For proposes hereof, the Representatives of a person shall be its directors, officers, legal counsel and accountants ("Representatives").

c.

All parties to this Agreement acknowledge that the restrictions of disclosure of Company Information shall not apply to information that (i) was in or enters the public domain or was or becomes generally available to the public other than as a result of disclosure by a Riley Party or any Representative thereof, (ii) was independently acquired by a Riley

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Party (other than information acquired by the Riley Appointee as a result of his membership on the Board of Directors) without violating any of the obligations of any of the Riley Parties or any of their Representatives under this Agreement or any other confidentiality agreement, or under any other contractual, legal, fiduciary or binding obligation or duty of any Riley Party or its Representatives, (iii) was available, or becomes available, to a Riley Party on a non-confidential basis other than as a result of its disclosure to a Riley Party by the Company or any director, officer, employee or agent of the Company, but only if to the knowledge of the Riley Parties the source of such information is not bound by a confidentiality agreement with the Company or is not otherwise prohibited from transmitting the information to a Riley Party or its Representatives by a contractual, legal, fiduciary or other binding obligation, or (iv) was authorized in writing by the Company to be disclosed.

d.

Each Riley Party acknowledges that the federal securities laws prohibit it from trading in Common Stock or other securities of the Company while in the possession of material non-public information relating to the Company, or from communicating such information or otherwise making trading recommendations to any other person under circumstances in which it is reasonably foreseeable that such person is likely to trade in Common Stock or other securities of the Company.  Accordingly, the Riley Parties and their respective partners, managers, directors, employees, advisors and affiliates will refrain from trading in Common Stock or other securities of the Company, or recommending that others trade in Common Stock or other securities of the Company, at any time while in the possession of Company Information that constitutes “material non-public information” within the meaning of the federal securities laws. Without limiting the generality of the foregoing, each Riley Party agrees to be bound by and to comply with the Company’s Insider Trading Policy.  The Company acknowledges that B. Riley & Co., Inc. may continue to trade on behalf of customers/clients provided the persons executing or recommending such trades are not given access to Company Information and such trades are not based on Company Information disclosed in violation of this Agreement.

e.

The Riley Parties acknowledge that the Company makes no express or implied representation or warranty as to the accuracy or completeness of the Company Information, and that the Company shall have no liability resulting from the use of the Company Information, errors therein or omissions therefrom.  The Riley Parties and their respective partners, managers, directors, employees, advisers and affiliates and other Representatives are not entitled to rely on the accuracy or completeness of the Company Information.

f.

In the event that any Riley Party or any of its Representatives is required (whether by oral questions, interrogatories, requests for information or documents, subpoenas, civil or criminal investigative or discovery demands or similar legal processes, or otherwise) to disclose any Company Information, such Riley Party first provides the Company with prompt written notice of such requirement so that the Company may seek a protective order or other appropriate remedy, and/or waive compliance with the provisions of this Section 3, and it will cooperate and will cause its Representatives to cooperate with the Company with respect to the foregoing.  However, such Riley Party or its Representative shall be permitted to disclose that portion (and only that portion) of the Company Information that such Riley Party or Representative is legally compelled to disclose unless a protective order is in place.

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g.

To the extent that any Company Information may include materials subject to the attorney-client privilege, the Company is not waiving and will not be deemed to have waived or diminished its attorney work-product protections, attorney-client privileges or similar protections and privileges as a result of the disclosure of any Company Information (including Company Information related to pending or threatened litigation) to any Riley Party.  The Company acknowledges that disclosures to the Riley Appointee are within such privilege.

h.

The provisions of this Section 3 shall supersede the terms of the Confidentiality Agreement between the Company and Riley dated June 20, 2006 (which is hereby terminated) and shall survive the termination of the Standstill Period (as defined below) and the expiration or the termination of this Agreement.

4.

ACQUISITIONS AND DISPOSITIONS OF STOCK.

a.

Each of the Riley Parties covenants and agrees that, during the Standstill Period (as defined below), neither it nor any of its Affiliates or Associates will, without the prior written consent of the Company specifically expressed in a vote adopted by the Board of Directors, directly or indirectly, purchase or cause to be purchased or otherwise acquire or agree to acquire, become or agree to become the beneficial owner of, announce an intention to acquire, or offer or propose to acquire, or solicit an offer to sell, any Common Stock or other securities  issued by the Company (other than the Shares), or any securities convertible into or exchangeable for Common Stock or any other equity securities of the Company, if in any such case immediately after the taking of such action such Riley Party and its Affiliates and Associates would, in the aggregate, beneficially own more than fifteen percent (15%) of the then outstanding shares of Common Stock; provided that this Section shall not apply to any Common Stock or other securities of the Company acquired pursuant to or resulting from any Director’s compensation, stock split, stock dividend, recapitalization, reclassification, or similar transaction.

b.

If any Riley Party owns or acquires any Common Stock or other securities of the Company in violation of this agreement, such Common Stock or other securities in excess of those permitted  by this Agreement shall immediately be disposed of to persons who are not Affiliates or Associates of the Riley Parties in bona fide “brokers’ transactions” (as defined under Rule 144 under the Securities Act of 1933, as amended), and, while owned or held by such Riley Party, any shares in excess of the number permitted to be owned by this Agreement shall not be voted while such violation persists.

5.

STANDSTILL ARRANGEMENTS.

Each of the Riley Parties agrees that, during the period from the date of this Agreement through the earlier of (i) the ninetieth (90th) day after the date of the 2007 Annual Meeting of Stockholders of the Company or (ii) October 31, 2007 (the “Standstill Period”), so long as the Company continues to nominate the Riley Appointee, neither it nor any of its Affiliates or Associates will, without the written consent of the Company, directly or indirectly, solicit, request, advise, assist or encourage others to:

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a.

solicit proxies or written consents of stockholders with respect to Common Stock under any circumstances, or make, or in any way participate in, any "solicitation" of any "proxy" to vote any shares of Common Stock, or become a “participant” in any contested solicitation for the election of directors with respect to the Company (as such terms are defined or used in Rules 14a-1 and Item 4 of Schedule 14A under the Exchange Act), or seek to advise or influence any person with respect to the voting, holding or disposition of any shares of Common Stock; provided, however, that nothing contained herein shall prohibit the Riley Appointee from exercising his rights, duties or obligations as a director of the Company;

b.

seek to call, or request the call of, a special meeting of the stockholders of the Company (other than, in the case of the Riley Appointee, a call made as a member of the Board of Directors as such), or make, or induce any other stockholder to make, any stockholder proposal in respect of the Company, regardless of whether such proposal is made for inclusion in the Company’s proxy materials, is made at or in respect of any stockholders meeting or is made in connection with any attempt to solicit stockholder consents, or induce or assist any other stockholder in doing the same, or make a request for a list of the Company's stockholders;

c.

nominate or propose any person or persons as a director or directors of the Company to be elected at any annual or special meeting of stockholders of the Company, or induce or assist or request any other stockholder to do the same, except by way of recommending one or more persons to the Company’s Nominating Committee; provided that this prohibition shall not apply to any actions of the Riley Parties pursuant to and in accordance with Section 2 hereof;

d.

make or encourage any other person to make a demand for inspection of any of the books and records of the Company; provided, however, that nothing contained herein shall prohibit the Riley Appointee from exercising his rights, duties or obligations as a director of the Company;

e.

instigate, encourage or assist or enter into any discussions or arrangements with, any person to do any of the actions prohibited or restricted by Section 4 or this Section 5.

6.

PRESS RELEASES AND OTHER PUBLIC STATEMENTS.

During the Standstill Period, the Company and the Riley Parties agree as follows:

a.

The Company agrees, subject to the requirements of applicable federal securities laws, to provide the Riley Parties with an opportunity to review and comment on any press release, public filing, or letter to the Company's stockholders containing statements about the Riley Parties, prior to its public release.

b.

The Riley Parties agree, subject to the requirements of applicable federal securities laws, to provide to the Company an opportunity to review and comment on any press release, public filing, or letter to the Company's stockholders containing statements about the Company, prior to its public release.

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c.

Promptly after the execution of this Agreement the parties hereto shall issue a press release in the form previously agreed to in writing by the parties hereto.

d.

Neither the Company nor any of the Riley Parties, nor any of their respective Affiliates or Associates, shall directly or indirectly make or issue or cause to be made or issued any disclosure, announcement or statement (including without limitation the filing of any document or report with the SEC or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst) concerning any other party to this Agreement or any of its respective past, present or future general partners, directors, officers or employees, which disparages, libels or defames such  person or persons or is reasonably likely to be considered to be derogatory or detrimental to the good name or business reputation of such person or persons; provided that, this Section does not preclude criticism of prior business practices or decisions so long as such criticism does not constitute a personal attack (i.e. criticism shall be couched as a disagreement or a change).

7.

REMEDIES.

a.

Each party hereto hereby acknowledges and agrees that irreparable harm would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in the State of Delaware, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with such remedy are hereby waived.

b.

The parties hereto agree that any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby shall be brought solely and exclusively in the courts of the State of Delaware and/or the courts of The United States of America located in the State of Delaware (and the parties agree not to commence any action, suit or proceeding relating thereto except in such courts), and further agree that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 10 hereof shall be effective service of process for any such action, suit or proceeding brought against any party in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby, in the courts of the State of Delaware or The United States of America located in the State of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in any inconvenient forum.

c.

If action is initiated to enforce the provisions hereof, the prevailing party shall be entitled to reimbursement of all reasonable costs and expenses, including reasonable attorneys’ fees, incurred by it in connection therewith.

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8.

ENTIRE AGREEMENT.

This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and supersedes any prior understandings or agreements among them respecting any matters covered by this Agreement.

9.

NOTICES.

All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be validly given, made or served, if in writing and sent by U.S. registered mail, return receipt requested:

         if to the Company:

Carreker Corporation.

4055 Valley View Lane, Suite 1000

Dallas, Texas 75244

Attention:   John S. Davis, Executive Vice President and General Counsel

with a copy to:

Locke Liddell & Sapp LLP

2200 Ross Avenue, Suite 2200

Dallas, Texas 75210

Attention: John McKnight, Esq.

         if to the Riley Parties:

Riley Investment Management, LLC

11000 Santa Monica Blvd., Suite 800

Los Angeles, California 90025

Attention: Bryant R. Riley

with a copy to:

Paul, Hastings, Janofsky & Walker, LLP

695 Towne Center Drive

Costa Mesa, California 92626

Attention; Peter J. Tennyson

10.

LAW GOVERNING.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to any conflict of laws provisions thereof.

11.

COUNTERPARTS.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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12.

NO PRESUMPTION AGAINST DRAFTSMAN; NO ADMISSION.

Each of the undersigned parties hereby acknowledges the undersigned parties fully negotiated the terms of this Agreement, that each such party had the advice of legal counsel and an equal opportunity to influence the drafting of the language contained in this Agreement and that there shall be no presumption against any such party on the ground that such party was responsible for preparing this Agreement or any part hereof.  Nothing contained herein shall constitute an admission by any party hereto of liability or wrongdoing.

13.

ENFORCEABILITY.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the parties that the parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any such that is held invalid, void or unenforceable by a court of competent jurisdiction.

14.

AMENDMENT AND WAIVER.

All modifications and amendments to, and waivers of, this Agreement must be in writing. No amendment or waiver of any provision of this Agreement shall be implied by any failure of any party to enforce any remedy upon the violation of such provision, even if such violation is continued or repeated subsequently.

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

CARREKER CORPORATION

RILEY INVESTMENT

MANAGEMENT, LLC

By: John D. Carreker, Jr., Chairman & CEO	By: Bryant R. Riley, President

SACC PARTNERS LP

By: Riley Investment Management, LLC, General Partner

By:
Bryant R. Riley, President

Bryant R. Riley